McDermott Will & Emery LLP
28 State Street
Boston, Massachusetts 02109-1775
Office: 617/535-4034
Facsimile: 617/535-3800

                             August 15, 2013

VIA EDGAR

John Cash, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0405

Re:          Comment Letter Dated
August, 13, 2013 Regarding
Barnes Group Inc.
Form 10-K for the fiscal year Ended December 31, 2012
Filed February 25, 2013
Form 10-Q for the period Ended March 31, 2013
Filed April 29, 2013
Response Dated August 5, 2013
File No. 1-4801

Dear Mr. Cash:

This to confirm on behalf of Barnes Group Inc. (the "Company") that the Company intends to respond to the comment letter by response letter filed on EDGAR as soon as practicable and not later than September 10, 2013, as discussed with your colleague Lisa Etheredge, in telephone messages yesterday.

Very truly yours,

/s/ David A. Cifrino, P.C.

cc:   Lisa Etheredge, SEC
Jeanne Baker, SEC
Claudia S. Toussaint, Barnes Group Inc.